# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aris Water Solutions, Inc., CIK 0001865187
CUSIP: 04041L106
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9651 KATY FREEWAY, SUITE 400, HOUSTON, Texas (TX), 77024
Date of event which requires filing of this statement: 12/13/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002046075-24-000001
Filed by CIK 0002046075

## Reporting persons
- Delaware Energy LLC: type of reporting person: other (OO); citizenship or place of organization: New Mexico (NM); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (Limited Liability Company)
- Eddy Lea Associates, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (Limited Liability Company)
- Gable S Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 1,613,670; sole dispositive power 0; shared dispositive power 1,613,670; aggregate amount beneficially owned 1,613,670 (5.3% of the class)
- Sherman A. Scott: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,613,670; sole dispositive power 0; shared dispositive power 1,613,670; aggregate amount beneficially owned 1,613,670 (5.3% of the class)
- Shaesby Scott: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Forest Dorn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Aris Water Solutions, Inc.
Address of issuer's principal executive offices: 9651 KATY FREEWAY, SUITE 400, HOUSTON, TX, 77024

## Item 2. Person Filing
Name of person filing:
This Amendment No. 1 to Statement on Schedule 13G (this "Amendment") is being filed jointly by Delaware Energy, LLC, a New Mexico limited liability company ("Delaware Energy"), Eddy Lea Associates, LLC, a Texas limited liability company ("Eddy Lea"), Gable S Corporation, a Texas corporation ("Gable"), Sherman A. Scott, Shaesby Scott and Forest Dorn. Delaware Energy, Eddy Lea, Gable, Sherman A. Scott, Shaesby Scott and Forest Dorn are collectively referred to as the "Reporting Persons."

This Amendment is being filed to amend and supplement the Statement on Schedule 13G with respect to the shares of Class A common stock, $0.01 par value per share (the "Common Stock") of Aris Water Solutions, Inc. (the "Issuer") filed by the reporting persons with the U.S. Securities and Exchange Commission ("SEC") on November 25, 2024 (the "Initial Filing"). The purpose of this Amendment is to (i) update the beneficial ownership information on the cover pages and in Item 4 in the Initial Filing, including to indicate that each of Delaware Energy, Eddy Lea, Shaesby Scott and Forest Dorn have ceased to be the beneficial owner of more than five percent of the outstanding shares of the outstanding common stock of the issuer and to amend Item 5 of the Initial Filing accordingly and (ii) amend the Initial Filing to add Forest Dorn and Shaesby Scott as reporting persons as they shared beneficial ownership at the time of the Initial Filing and amend Items 2 and 4 accordingly.

This Amendment constitutes an exit filing for each of Delaware Energy, Eddy Lea, Shaesby Scott and Forest Dorn. Based on 30,682,834 shares of Common Stock, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2024, filed with the SEC on November 5, 2024.

i. Delaware Energy;
ii. Eddy Lea;
iii. Gable;
iv. Sherman A. Scott;
v. Shaesby Scott; and
vi. Forest Dorn.

Delaware Energy was the record and direct beneficial owner of the securities covered by this statement, and Shaesby Scott and Forest Dorn are the managers of Delaware Energy. Eddy Lea is the majority member of Delaware Energy, and Gable is the majority member of Eddy Lea. Sherman A. Scott is the President and sole owner of Gable. Shaesby Scott, Forest Dorn, Eddy Lea, Gable and Sherman A. Scott may be deemed to be indirect beneficial owners of the securities owned by Delaware Energy.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 99.1.
Address of principal business office or, if none, residence:
i. Delaware Energy - PO Box 129, Broussard, LA 70518;
ii. Eddy Lea - PO Box 129, Broussard, LA 70518;
iii. Gable - PO Box 129, Broussard, LA 70518;
iv. Sherman A. Scott - PO Box 129, Broussard, LA 70518;
v. Shaesby Scott - PO Box 129, Broussard, LA 70518; and
vi. Forest Dorn - PO Box 129, Broussard, LA 70518.
Citizenship:
i. Delaware Energy is a New Mexico limited liability company.
ii. Eddy Lea is a Texas limited liability company.
iii. Gable is a Texas corporation.
iv. Sherman A. Scott is a citizen of the United States of America.
v. Shaesby Scott is a citizen of the United States of America.
vi. Forest Dorn is a citizen of the United States of America.

## Item 4. Ownership
Amount beneficially owned:
i. Delaware Energy - 0.0;
ii. Eddy Lea - 0.0;
iii. Gable - 1,613,670;
iv. Sherman A. Scott - 1,613,670;
v. Shaesby Scott - 0.0; and
vi. Forest Dorn - 0.0.
Percent of class:
i. Delaware Energy - 0.0%;
ii. Eddy Lea - 0.0%;
iii. Gable - 5.3%;
iv. Sherman A. Scott - 5.3%;
v. Shaesby Scott - 0.0%; and
vi. Forest Dorn - 0.0%.
Sole power to vote or to direct the vote: 0.00 for all Reporting Persons
Shared power to vote or to direct the vote:
i. Delaware Energy - 0.0;
ii. Eddy Lea - 0.0;
iii. Gable - 1,613,670;
iv. Sherman A. Scott - 1,613,670;
v. Shaesby Scott - 0.0; and
vi. Forest Dorn - 0.0.
Sole power to dispose or to direct the disposition: 0.00 for all Reporting Persons
Shared power to dispose or to direct the disposition:
i. Delaware Energy - 0.0;
ii. Eddy Lea - 0.0;
iii. Gable - 1,613,670;
iv. Sherman A. Scott - 1,613,670;
v. Shaesby Scott - 0.0; and
vi. Forest Dorn - 0.0.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2(a).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement among the Reporting Persons, dated as of January 23, 2025

## Signatures
- Delaware Energy LLC: /s/ Shaesby Scott, Chief Executive Officer (01/23/2025)
- Eddy Lea Associates, LLC: /s/ Shaesby Scott, Manager (01/23/2025)
- Gable S Corporation: /s/ Vanessa Derouen, Treasurer (01/23/2025)
- Sherman A. Scott: Sherman A. Scott, Individual (01/23/2025)
- Shaesby Scott: /s/ Shaesby Scott, Individual (01/23/2025)
- Forest Dorn: /s/ Forest Dorn, Individual (01/23/2025)